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Elsie Chan Brilliance China Automotive Holdings Limited (852) 2523 7227	Mike Wong Weber Shandwick Worldwide (HK) Ltd. (852) 2533 9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES INTERIM RESULTS; SEMI-ANNUAL DIVIDENDS

(HONG KONG, SEPTEMBER 22, 2003) — Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today the interim results for the six months ended June 30, 2003 in accordance with the generally accepted accounting principles in the United States of America and the payment of a semi-annual dividend.

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automotive Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Company Ltd. (“Ningbo Yuming”) Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Shenyang Dongxing”) and Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”) (together the “Group”) in the first six months of 2003 were Rmb5,053.5 million (US$610.3 million), representing an 75.1% increase from Rmb2,886.0 million (US$348.6 million) for the same period in 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s Mid-priced Minibus and Deluxe Minibus as well as sales of the “Zhonghua” sedan. As the “Zhonghua” sedan was not launched until August, 2002, the unaudited financial results of the Group for the first half of 2003 may not be directly comparable to that of 2002.

Shenyang Automotive sold a total of 35,924 minibuses in the first half of 2003, representing a 21.8% increase from the 29,491 minibuses sold during the same period in 2002. Shenyang Automotive sold 31,568 units of its Mid-priced Minibuses in the first six months of 2003, representing an increase of 22.8% from the 25,716 units sold during the same period in 2002. Unit sales of the Deluxe Minibus increased 15.4% from 3,775 units in the first six months of 2002 to 4,356 units for the same period in 2003. Shenyang Automotive also sold 15,498 sedans during the first six months of 2003.

Unaudited cost of sales increased 88.0% from Rmb2,022.6 million (US$244.3 million) in the first six months of 2002 to Rmb3,802.9 million (US$459.3 million) for the same period in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the “Zhonghua” sedans in the first six months of 2003. Cost of sales as a percentage of sales was 75.3% for the first half of 2003, compared to 70.1% for the first half of 2002. Gross profit margin for minibuses remained stable compared to the first half of 2002, while the overall gross profit margin of the Group decreased from 29.9% for the first half of 2002 to 24.7% for the same period in 2003, as a result of the relatively lower start-up gross margin of the “Zhonghua” sedans.

Unaudited selling expenses increased 80.3% from Rmb153.5 million (US$18.5 million) in the first half of 2002 to Rmb276.8 million (US$33.4 million) for the same period in 2003. The increase was primarily due to the increase in selling expenses for the sale of the sedans. Unaudited general and administrative expenses increased 11.5% from Rmb352.7 million (US$42.6 million) in the first half of 2002 to Rmb393.3 million (US$47.5 million) for the same period in 2003. The increase in general and administrative expenses was mainly due to the increase in stock-based compensation in the first half of 2003.

Unaudited net equity in earnings of associated companies increased 276.6% from Rmb28.6 million (US$3.5 million) in the first half of 2002 to Rmb107.9 million (US$13.0 million) for the same period of 2003. The increase was due to the strong performance of the Company’s associated companies engaging in engine manufacturing in the first half of 2003.

Unaudited income before income taxes and minority interests increased 89.8% to Rmb654.6 million (US$79.1 million) for the first half of 2003 from Rmb344.9 million (US$41.7 million) for the first half of 2002. Unaudited income taxes increased 114.0% to Rmb94.6 million (US$11.4 million) for the first half of 2003 from Rmb44.2 million (US$5.3 million) for the first half of 2002, as a result of the increase in taxable income of the Group in the first half of 2003. The effective tax rate has increased from 12.8% for the first half of 2002 to 14.5% for the first half of 2003.

As a result, unaudited net income increased 47.4% to Rmb443.4 million (US$53.5 million) for the first half of 2003 from Rmb300.7 million (US$36.3 million) for the first half of 2002. Unaudited basic and diluted earnings per ADS were US$1.46 for the first half of 2003, representing a 47.4% increase from US$0.99 in the first half of 2002.

Mr. Wu Xiao An, Chairman of the Company, said “Despite the increasingly competitive market environment in the Chinese automotive industry, by seizing the market opportunities and overcoming the challenges, the Group achieved encouraging results in the first half of 2003 with turnover, net income and sales volume increasing by 75%, 47% and 74%, respectively, over the same period of 2002. With much improved quality and image, a large variety of attractive models in the pipeline, continued efficiency enhancements, improvement in the distribution networks and a strong partnership with the BMW Group, the management is confident that the Group will manage to continue its successful path despite increasingly intense competition.”

On September 22, 2003, the Board of Directors declared the payment of a cash dividend of HK$0.01 per ordinary share of the Company’s common stock (US$0.1282 per ADS). The dividend will be paid on October 31, 2003 to holders of record on or before October 17, 2003.

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The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired an indirect interest in two automotive components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC and established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen, a manufactuer of automotive seats. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its “Zhonghua” sedans in China. On March 27, 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. On April 28, 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%.

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Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb 8.28. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.8. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002

(Expressed in thousands of Rmb, except for share and ADS data)

	For the six months ended

	2003		2002

	(unaudited)		(unaudited)
Sales to third parties		4,246,559		1,223,357
Sales to affiliated companies		806,972		1,662,670

		5,053,531		2,886,027
Cost of sales		(3,802,889)		(2,022,566)

Gross profit		1,250,642		863,461
Selling expenses		(276,805)		(153,529)
General and administrative expenses		(393,320)		(352,690)
Interest expense		(74,566)		(73,266)
Interest income		19,452		25,818
Equity in earnings of associated companies, net		107,851		28,639
Other income (expenses), net		21,386		6,502

Income before income taxes and minority interests		654,640		344,935
Income taxes		(94,645)		(44,162)
Minority interests		(116,625)		(72)

Net income		443,370		300,701

Basic and diluted earnings per share in Rmb	Rmb	0.1209	Rmb	0.0820

Basic and diluted earnings per share in US$	US$	0.0146	US$	0.0099

Basic and diluted earnings per ADS in US$	US$	1.46	US$	0.99

Weighted average number of shares outstanding		3,666,052,900		3,666,052,900

Weighted average number of ADSs outstanding		36,660,529		36,660,529

Weighted average number of shares outstanding adjusted for dilutive effect of stock options		3,666,052,900		3,666,052,900

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options		36,660,529		36,660,529

The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

Diluted earnings per share (ADS) were calculated based on the weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised.